EXHIBIT 1

Automatic Data Processing, Inc. One ADP Boulevard Roseland, New Jersey 07068-1728 (973) 974-5000

September 22, 2017

William A. Ackman
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019

Dear Bill:

I am writing in response to your letter to the Board of Directors of Automatic Data Processing Inc. of September 15, 2017, requesting that the ADP Board allow the use of a “universal proxy card” process in connection with the 2017 Annual Meeting of Stockholders.

The Board has carefully considered your request and has concluded that switching from the customary voting procedures that have been used in virtually every contested election to a new and untested universal voting card process would result in significant risks of confusion and disenfranchisement for our stockholders.  We therefore reject your request.  Our decision was based on the following concerns:

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Universal proxy card processes are not widely used by U.S. public companies and we are not aware of a single instance in which such a process has ever been employed by a large-cap, broadly held U.S. public company such as ADP.  The Securities and Exchange Commission has considered adopting the use of a universal proxy card process but has not done so, and therefore there are no rules or procedures that have been enacted to govern such a process. On the other hand, the customary voting card process is the subject of time-tested SEC rules and regulations, is extremely well understood by all categories of stockholders and has consistently resulted in fully informed stockholders and fair, accurate director elections.  In light of the great importance to stockholders of the outcome of this year’s election, the Board does not support experimenting with a new and untested voting process.

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The universal proxy card process is particularly problematic for a company with a retail stockholder base as large as that of ADP.  ADP has approximately 310,000 individual stockholders.  The process you propose would not allow stockholders to do what they have done in virtually every contested election to date--voting by simply executing and returning the proxy card.  Furthermore, we believe that existing “street name” voting infrastructure does not fully support universal proxy card voting, creating significant risk of confusion and delay that could result in disenfranchisement of retail holders.  The Board cannot condone a process that may deny stockholders the full and fair exercise of their voting rights.

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Switching to a universal proxy card process at this stage, after both ADP and Pershing Square have distributed proxy materials, would require each side to produce and distribute replacement proxy materials, implement new proxy collection mechanics and attempt to educate stockholders on new and novel voting procedures.  The Board believes that such a disruptive action taken after proxy solicitation has already begun will inevitably result in confusion among stockholders and interfere with the conduct of a fair and accurate election.

The outcome of this director election is of great importance to the future of ADP and its stockholders.  Changing the voting procedures after the stockholder solicitation has commenced to a new and untested process that could result in the disenfranchisement of a significant portion of ADP stockholders is not a decision the Board can support.  The existing voting procedures are governed by SEC rules and regulations, allow a clear choice to stockholders and will result in a fair, accurate and reliable election.

Sincerely,

John Jones
Chairman, ADP